SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.



                               FORM U-57

            NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS




                   Filed under section 33(a) of the

        Public Utility Holding Company Act of 1935, as amended





                    EcoElectrica,  L.P.
              _______________________________
                   (Name of foreign utility company)


                                  by


                         EDISON MISSION ENERGY
                       ________________________
                       (Name of filing company)

                        18101 Von Karman Avenue
                              Suite 1700
                     Irvine, California 92715-1007

          Edison Mission Energy (EME) hereby files with the Securities and Exchange Commission (Commission) pursuant to section 33 of the Public Utility Holding Company Act of 1935 (Act), this Form U-57 for the purpose of notifying the Commission that EME has acquired a 50 percent interest in EcoElectrica, L.P. from an indirect wholly-owned subsidiary of KENETECH Corporation.
          EcoElectrica's facilities are the same as those described in the notification of foreign utility company status filed with the Commission by EcoElectrica on December 15, 1997.
     ITEM 1
          NAME. The name of the entity for which foreign utility company status is claimed is EcoElectrica, L.P., a Bermuda limited partnership authorized to do business in Puerto Rico.
          BUSINESS ADDRESS. EcoElectrica's business address is Plaza Scotia-bank, Suite 902, Avenida Ponce de Leon 273, Hato Rey, Puerto Rico 00917.
          DESCRIPTION OF FACILITIES. EcoElectrica will own and operate a liquefied natural gas (LNG) marine unloading facility, two 1,000,000-barrel LNG storage tanks, LNG vaporization equipment, an approximately 461 MW cogeneration power plant facility with two natural gas turbines and one steam turbine, and a desalination plant, located in Penuelas, Puerto Rico. EcoElectrica also will own and operate: a 2.3 mile, 230 kV transmission line connecting the power plant substation to an existing Puerto Rico Electric Power Authority (PREPA) substation; a 1.2 mile, 24 inch diameter natural gas accumulator pipeline; a 3.5 mile, 10 inch diameter pipeline to supply liquified petroleum gas (LPG) to the facility, and a 1.1 mile, 6 to 8 inch diameter pipeline connecting the natural gas accumulator to PREPA's Costa Sur Power Plant.
          OWNERSHIP. EcoElectrica, Ltd., a Cayman Islands company, holds a 1 percent general partnership interest in EcoElectrica. EcoElectrica Holdings, Ltd., a Cayman Islands company, holds a 99 percent limited partnership interest in EcoElectrica and 100 percent of the shares of EcoElectrica, Ltd. Each of Buenergia Gas & Power, Ltd., a Cayman Islands company, and EME del Caribe, a Cayman Island company, owns 50 percent of the shares of EcoElectrica Holdings, Ltd. Buenergia Gas & Power, Ltd. is an indirect wholly-owned subsidiary of Enron Corp., and Oregon corporation (Enron). EME del Caribe is an indirect wholly-owned subsidiary of EME, which is an indirect wholly-owned subsidiary of Edison International, a California corporation.
     ITEM 2
          DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANIES
          Portland General Electric Company (PGE), a direct, wholly-owned subsidiary of Enron, is a domestic public-utility company that is an associate company of EcoElectrica. PGE has not made an investment in and does not have any contractual relationship with EcoElectrica; nor is any such investment or contractual relationship contemplated.
          Southern California Edison Company (Edison), a direct, wholly-owned subsidiary company of Edison International, is also a domestic public-utility company that is an associate company of EcoElectrica. Edison has not made an investment in and does not have any contractual relationship with EcoElectrica; nor is any such investment or contractual relationship contemplated.
     EXHIBIT A
          DOCUMENTS INCORPORATED BY REFERENCE
          The Oregon Public Utility Commission (OPUC) is the sole State commission with jurisdiction over the retail rates of PGE. A certificate issued by the OPUC in accordance with section 33(a)(2) of the Act was filed by Enron with the Commission on July 18, 1997, as an attachment to a Form U-57 on behalf of Companhia Estadual de Gas do Rio de Janeiro and Riogas S.A.
          The California Public Utilities Commission (CPUC) is the sole State commission with jurisdiction over the retail rates of Edison. Section 33(a)(2) of the Act provides that an exemption under section 33(a)(1) shall not apply or be effective unless every State commission having jurisdiction over the retail electric or gas rates of a public utility company that is an associate company or an affiliate company of a company otherwise exempted under section 33(a)(1) "has certified to the Commission that it has the authority and resources to protect ratepayers subject to its juris-diction and that it intends to exercise its authority." However, this requirement is deemed satisfied if the State commission had, prior to the date of enactment of the Energy Policy Act of 1992 (October 24, 1992) "on the basis of prescribed conditions of general applicability, determined that ratepayers of a public utility company are adequately insulated from the effects of diversification and the diversification would not impair the ability of the State commission to regulate effectively the operations of such company." As contemplated by this provision, the CPUC in authorizing the creation of Edison International (formerly SCEcorp) in 1988 considered the effect of diversification on Edison. The CPUC imposed various conditions of general applicability on the operations of the holding company system and, based on those conditions, determined that the rate-payers of Edison are adequately insulated from the effects of diversifica-tion, and that diversification would not impair the CPUC's ability to regulate effectively Edison's operations.
          In approving the formation of the Edison International holding company system, the CPUC imposed 15 conditions of general applicability on Edison and the holding company. Southern California Edison Company, 90 PUR4th 45 (Cal. PUC 1988). In formulating these conditions, the CPUC recognized the primary importance of insulating Edison's ratepayers from the effect of diversification: "The one thing we must make sure of is that the activi-ties of the holding company and its nonutility enterprises do not adversely affect the ratepayers of the utility." Id. at 63. The CPUC concluded that the conditions it adopted with regard to financial controls and reporting were "adequate to support our regulatory function" of so insulating Edison's ratepayers. Id. Accordingly, the CPUC adopted the conclusion of its Division of Ratepayer Advocates that the general conditions imposed upon the holding company would "[e]nsure that Edison ratepayers are insulated from all effects of nonutility activities." Id. at 69.
          Additionally, the CPUC found that "given the conditions we will re-quire, there should be no diminution of the Commission's ability to regulate Edison effectively or Edison's ability to provide reliable utility service at reasonable rates." Id. at 57. "The proposed reorganization is designed to result in a corporate structure which enhances management's ability to take advantage of nonutility business opportunities should they arise while not diminishing the Commission's ability to effectively regulate utility operations." Id. at 68.
          Accordingly, EcoElectrica meets the criteria set forth in section 33(a) for qualification as a "foreign utility company."
          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.
                         EDISON MISSION ENERGY
                         By:           /s/
                              Martha A.  Spikes
                              Corporate Secretary
                              Edison Mission Energy
                              18101 Von Karman Avenue, Suite 1700
                              Irvine, California 92715-1007


     December 16, 1999